UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d–100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 12)

Fairchild Semiconductor International, Inc.

(Name of Subject Company)

Falcon Operations Sub, Inc.

(Offeror)

ON Semiconductor Corporation

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

303726103

(CUSIP Number of Class of Securities)

George H. Cave

ON Semiconductor Corporation

5005 E. McDowell Road

Phoenix, Arizona 85008

(602) 244-6600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Eric McCrath

Lauren Bellerjeau

Morrison & Foerster LLP

425 Market Street

San Francisco, CA 94105

(415) 268-6000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$ 2,400,395,380	$ 241,719.81

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 113,427,322 shares of common stock, par value $.01 per share (the “Shares”), of Fairchild Semiconductor International, Inc. (“Fairchild”) outstanding multiplied by the offer price of $20.00 per share, and (ii) 6,592,447 Shares subject to options, outstanding restricted stock unit award and performance share plan units, which reflects the maximum number of options, restricted stock unit awards and performance share plan units that may be outstanding at the time the offer is completed, multiplied by the offer price of $20.00 per share. The calculation of the filing fee is based on information provided by Fairchild as of November 30, 2015 and includes a total of 3,750 Shares subject to a grant of performance share plan units which occurred on December 15, 2015.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2016, issued August 27, 2015, by multiplying the transaction valuation by 0.0001007.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $241,719.81	Filing Party: ON Semiconductor Corporation and Falcon Operations Sub, Inc.
Form of Registration No.: Schedule TO (File No. 005-57505)	Date Filed: December 4, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 12 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission on December 4, 2015 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the tender offer by Falcon Operations Sub, Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of ON Semiconductor Corporation, a Delaware corporation (“Parent”), for all of the outstanding shares of common stock, par value $.01 per share (“Shares”), of Fairchild Semiconductor International, Inc., a Delaware corporation (“Fairchild”), at a price of $20.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated December 4, 2015 (together with any subsequent amendments and supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO, which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

This Amendment is being filed to amend and supplement Items 1, 6, 7 and 12 as reflected below.

Item 1.	Summary Term Sheet.

Item 1 of the Schedule TO is hereby amended and supplemented as follows:

The information set forth under “Summary Term Sheet - Will you have the financial resources to make payment?” of the Offer to Purchase is hereby amended and restated in its entirety as follows:

Yes. Consummation of the Offer is not subject to any financing condition. The total amount of funds required by Parent and Purchaser to consummate the Offer and purchase all outstanding Shares in the Offer and to provide funding for the Merger is approximately $2.4 billion, plus related fees and expenses. Parent and Purchaser expect to fund such cash requirements from Parent’s available cash, together with proceeds received from borrowings under (a) a $600 million senior revolving credit facility (the “Revolving Credit Facility”) and (b) a $2.2 billion term loan “B” facility (the “Term Loan “B” Facility”), the terms of which are set forth in the Credit Agreement (as defined below) (the “Financing”).

On November 18, 2015, Parent entered into a debt commitment letter in connection with the execution of the Merger Agreement. On March 17, 2016, Parent finalized the pricing and allocations of the debt facilities contemplated pursuant to the Debt Commitment Letter and, on April 15, 2016, Parent entered into a Credit Agreement (the “Credit Agreement”) by and among Parent, as borrower, the several lenders party thereto, Deutsche Bank AG, New York Branch, as administrative agent and collateral agent, Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, BMO Capital Markets Corp., HSBC Securities (USA) Inc. and Sumitomo Mitsui Banking Corporation, as joint lead arrangers and joint bookrunners, Barclays Bank PLC, Compass Bank, The Bank of Tokyo-Mitsubishi UFJ, Ltd., Morgan Stanley Senior Funding, Inc., BOKF, NA and KBC Bank N.V., as co-managers, and HSBC Bank USA, N.A. and Sumitomo Mitsui Banking Corporation, as co-documentation agents. Subject to the terms and conditions of the Credit Agreement, on April 15, 2016, Parent borrowed an aggregate of $2.2 billion under the Term Loan “B” Facility (the “Gross Proceeds”).

On April 15, 2016, the Gross Proceeds were deposited into escrow accounts pursuant to the terms of the Escrow Agreement (as defined below) and, upon release from escrow in accordance with the terms of the Escrow Agreement, will be available (i) to pay, directly or indirectly, the purchase price of the Offer; (ii) to refinance, repay or terminate, including discharging and releasing all security and guaranties in respect of, all of Parent’s and Fairchild’s and its subsidiaries’ existing third party indebtedness for borrowed money other than the indebtedness permitted to remain outstanding under the Merger Agreement and the Credit Agreement (the “Refinancing”); (iii) to pay related transaction fees and expenses; and (iv) to pay interest on the Gross Proceeds to the extent required in the event of an event of default under the Credit Agreement during the escrow period. The proceeds of any borrowings under the Term Loan “B” Facility incurred after the closing date of the Merger will be available for general corporate purposes.

The proceeds of any borrowings under the Revolving Credit Facility made on the closing date of the Merger will be available (i) to fund the purchase price of the Offer and the related transaction fees and expenses in an aggregate amount not to exceed $200 million; (ii) to finance the Refinancing; and (iii) to backstop or replace or cash collateralize letters of credit outstanding under facilities no longer available to Parent or its subsidiaries. The proceeds of any borrowings under the Revolving Credit Facility made after the closing date of the Merger will be available for working capital, capital expenditures and other general corporate purposes of Parent and its Restricted Subsidiaries (as defined in the Credit Agreement), including the financing of permitted acquisitions and other permitted investments.

On the closing date of the Offer, Parent expects to draw $200 million from the Revolving Credit Facility in connection with the consummation of the Offer and the payment of related transaction costs.

See Section 9 — “Source and Amount of Funds.”

Items 6 and 7.	Purposes of the Transaction and Plans or Proposals; Source and Amount of Funds or Other Consideration.

Items 6 and 7 of the Schedule TO are hereby amended and supplemented as follows:

The third, fourth and fifth paragraphs set forth under Section 9 – “Source and Amount of Funds” of the Offer to Purchase are hereby amended and restated in their entirety as follows:

On November 18, 2015, Parent received a commitment letter (the “Debt Commitment Letter”) from Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (collectively, the “Initial Debt Financing Sources”) to provide it with a senior secured credit facility in the aggregate amount of $2.7 billion (consisting of a $2.4 billion term loan facility and a $300 million revolving credit facility that may be increased by an additional $200 million) (the “Senior Secured Facility”). Following the execution of the Debt Commitment Letter and as contemplated thereby, each of Barclays Bank PLC, Sumitomo Mitsui Banking Corporation, HSBC Bank USA, N.A., HSBC Securities (USA) Inc., Bank of Montreal, BMO Capital Markets Corp., BBVA Compass and BBVA Securities Inc. (collectively, together with the Initial Debt Financing Sources, the “Debt Financing Sources”) executed a joinder agreement to the Debt Commitment Letter relating to its agreement to provide a portion of the debt financing contemplated by the Debt Commitment Letter.

The Debt Commitment Letter also provided that Parent may be required, in lieu of borrowing up to a certain aggregate principal under the Senior Secured Facility, to issue and sell senior unsecured notes (the “Senior Notes”) in a public offering or Rule 144A or other private placement and/or borrow under a new senior unsecured bridge facility (the “Bridge Facility,” and together with the Senior Secured Facility and the Senior Notes, the “Debt Financing”). During the marketing period of the Senior Secured Facility, however, the first lien term loan and revolving credit facility both were upsized due to strong investor demand. On March 17, 2016, Parent finalized the pricing and allocations of the Senior Secured Facility and, on April 15, 2016, Parent entered into (a) a $600 million senior revolving credit facility (the “Revolving Credit Facility”) and (b) a $2.2 billion term loan “B” facility (the “Term Loan “B” Facility”), the terms of which are set forth in a Credit Agreement (the “Credit Agreement”), dated as of April 15, 2016, by and among Parent, as borrower, the several lenders party thereto, Deutsche Bank AG, New York Branch, as administrative agent and collateral agent, Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, BMO Capital Markets Corp., HSBC Securities (USA) Inc. and Sumitomo Mitsui Banking Corporation, as joint lead arrangers and joint bookrunners (the “Lead Arrangers”), Barclays Bank PLC, Compass Bank, The Bank of Tokyo-Mitsubishi UFJ, Ltd., Morgan Stanley Senior Funding, Inc., BOKF, NA and KBC Bank N.V., as co-managers, and HSBC Bank USA, N.A. and Sumitomo Mitsui Banking Corporation, as co-documentation agents. Subject to the terms and conditions of the Credit Agreement, on April 15, 2016, Parent borrowed an aggregate of $2.2 billion under the Term Loan “B” Facility (the “Gross Proceeds”).

Use of Proceeds

On April 15, 2016, the Gross Proceeds were deposited into escrow accounts pursuant to the terms of the Escrow Agreement (as defined below) and, upon release from escrow in accordance with the terms of the Escrow

Agreement, will be available (i) to pay, directly or indirectly, the purchase price of the Offer; (ii) to refinance, repay or terminate, including discharging and releasing all security and guaranties in respect of, all of Parent’s and Fairchild’s and its subsidiaries’ existing third party indebtedness for borrowed money other than the indebtedness permitted to remain outstanding under the Merger Agreement and the Credit Agreement (the “Refinancing”); (iii) to pay related transaction fees and expenses; and (iv) to pay interest on the Gross Proceeds to the extent required in the event of an event of default under the Credit Agreement during the escrow period. The proceeds of any borrowings under the Term Loan “B” Facility incurred after the closing date of the Merger will be available for general corporate purposes.

The proceeds of any borrowings under the Revolving Credit Facility made on the closing date of the Merger will be available (i) to fund the purchase price of the Offer and the related transaction fees and expenses in an aggregate amount not to exceed $200 million; (ii) to finance the Refinancing; and (iii) to backstop or replace or cash collateralized letters of credit outstanding under facilities no longer available to Parent or its subsidiaries. The proceeds of any borrowings under the Revolving Credit Facility made after the closing date of the Merger will be available for working capital, capital expenditures and other general corporate purposes of Parent and its Restricted Subsidiaries (as defined in the Credit Agreement), including the financing of permitted acquisitions and other permitted investments.

On the closing date of the Offer, Parent expects to draw $200 million from the Revolving Credit Facility in connection with the consummation of the Offer and the payment of related transaction costs.

Interest Rates

Borrowings under the Credit Agreement may be incurred in U.S. Dollars, euros, Pounds Sterling, Japanese Yen or any other currency approved by the administrative agent and the lenders, subject to certain qualifications described in the Credit Agreement. Regardless of currency, all borrowings under the Credit Agreement may, at Parent’s option, be incurred as either eurocurrency loans (“Eurocurrency Loans”) or alternate base rate loans (“ABR Loans”).

Eurocurrency Loans will accrue interest, for any interest period, at (a) a base rate per annum equal to the Adjusted LIBO Rate (as defined below) plus (b) an applicable margin equal to (i) 4.00% with respect to borrowings under the Revolving Credit Facility or (ii) 4.50% with respect to borrowings under the Term Loan “B” Facility.

ABR Loans will accrue interest, for any interest period, at (a) a base rate per annum equal to the highest of (i) the Federal funds rate plus 1/2 of 1%, (ii) the prime commercial lending rate announced by Deutsche Bank AG, New York Branch from time to time as its prime lending rate and (iii) the Adjusted LIBO Rate for a one month interest period (or if such day is not a business day, the immediately preceding business day) (determined after giving effect to any applicable “floor”) plus 1.00%; provided that, the Adjusted LIBO Rate for any day shall be based on the LIBO Rate (as defined below), subject to the interest rate floors set forth in the Credit Agreement plus (b) an applicable margin equal to (i) 3.00% with respect to borrowings under the Revolving Credit Facility or (ii) 3.50% with respect to borrowings under the Term Loan “B” Facility.

After the completion of Parent’s first full fiscal quarter occurring six months after the closing date of the Merger, the applicable margin for borrowings under the Revolving Credit Facility may be decreased if Parent’s consolidated net leverage ratio decreases.

“LIBO Rate” means a base rate per annum equal to the London interbank offered rate as administered by ICE Benchmark Administration for such currency for a period equal in length to such interest period as displayed on pages LIBOR01 or LIBOR02 of the Reuters screen or, in the event such rate does not appear on either of such Reuters pages, on any successor or substitute page on such screen that displays such rate, or on the appropriate page of such other information service that publishes such rate as shall be selected by Deutsche Bank AG, New York Branch from time to time in its reasonable discretion (in each case the “LIBOR Screen Rate”) at approximately 11:00 a.m., London time, on the quotation day for such currency and interest period; provided, that if the LIBOR Screen Rate shall be less than (i) in the case of borrowings under the Term Loan “B” Facility, 0.75%, such rate shall be deemed to be 0.75%, and (ii) in the case of borrowings under the Revolving Credit Facility, 0%, such rate shall be deemed to be 0%.

“Adjusted LIBO Rate” means (x) the LIBO Rate for such interest period multiplied by (y) a fraction (expressed as a decimal), the numerator of which is the number one and the denominator of which is the number one minus the aggregate of the maximum reserve, liquid asset, fees or similar requirements (including any marginal, special, emergency or supplemental reserves or other requirements) established by any central bank, monetary authority, the Board of Governors of the Federal Reserve System of the United States, the Financial Conduct Authority, the Prudential Regulation Authority, the European Central Bank or other Governmental Authority for any category of deposits or liabilities customarily used to fund loans in the applicable currency, expressed in the case of each such requirement as a decimal. Such reserve, liquid asset, fees or similar requirements shall include those imposed pursuant to Regulation D of the Board of Governors of the Federal Reserve System of the United States.

Maturity Dates

The Revolving Credit Facility matures on the five year anniversary of the closing date of the Merger. The Term Loan “B” Facility matures on March 31, 2023.

Mandatory Prepayments

Following the closing date of the Merger, amounts outstanding under the Credit Agreement will be subject to mandatory prepayments, subject to customary exceptions, (i) from the net cash proceeds to Parent or any Restricted Subsidiary (as defined in the Credit Agreement) from the incurrence or issuance of additional debt prohibited by the terms of the Credit Agreement, (ii) from the net cash proceeds to Parent or any Restricted Subsidiary from certain asset sales or recovery events and (iii) from a percentage of the net amount of (a) Excess Cash Flow (as defined in the Credit Agreement) to Parent minus (b) the amount of voluntary prepayments and Dutch auction purchases made by Parent.

Certain Covenants and Events of Default

The Credit Agreement contains affirmative and negative covenants that are customary for credit agreements of this nature. Certain of the affirmative and negative covenants will not apply until the closing date of the Merger. The negative covenants include, among other things, limitations on asset sales, mergers and acquisitions, indebtedness, liens, investments and transactions with affiliates. The Credit Agreement contains two financial covenants: (i) a maximum total leverage ratio of consolidated total indebtedness to consolidated earnings before interest, taxes, depreciation and amortization and other adjustments described in the Credit Agreement (“consolidated EBITDA”) for the trailing four consecutive quarters of (a) 4.50 to 1.00 for any period ending on or prior to September 30, 2017 and (b) 4.00 to 1.00 for each fiscal quarter thereafter and (ii) a minimum interest coverage ratio of consolidated EBITDA to consolidated interest expense for the trailing four consecutive quarters of (a) 4.50 to 1.00 for any period ending on or prior to September 30, 2017 and (b) 5.00 to 1.00 for each fiscal quarter thereafter.

The Credit Agreement includes customary events of default that include, among other things, non-payment defaults, inaccuracy of representations and warranties, covenant defaults, cross default to material indebtedness, bankruptcy and insolvency defaults, material judgment defaults, ERISA defaults and a change of control default. Certain of the events of default will not apply until the closing date of the Merger. The occurrence of an event of default could result in the acceleration of the obligations under the Credit Agreement and cross-default other indebtedness of Parent.

Certain Relationships

In the ordinary course of their respective businesses, certain of the lenders and other parties to the Credit Agreement and their respective affiliates have engaged, and may engage, in commercial banking, investment banking, financial advisory or other services with Parent and any of its affiliates for which they have in the past and/or may in the future receive customary compensation and expense reimbursement.

Guarantee and Collateral Agreement

On April 15, 2016, Parent entered into a Guarantee and Collateral Agreement with the other signatories thereto, as grantors, and Deutsche Bank AG New York Branch, as administrative agent and collateral agent under the Credit Agreement, pursuant to which Parent’s obligations under the Credit Agreement are guaranteed by certain of the domestic subsidiaries of Parent and are secured by a pledge of substantially all of the assets of the guarantors including a pledge of the equity interests in certain of Parent’s domestic and first-tier foreign subsidiaries, subject to customary exceptions.

Escrow Agreement

On April 15, 2016, Parent entered into an Escrow Agreement (the “Escrow Agreement”) with MUFG Union Bank, N.A., as escrow agent (the “Escrow Agent”), and Deutsche Bank AG New York Branch, as administrative agent and collateral agent. Concurrently with the execution of the Escrow Agreement and the borrowings under the Term Loan “B” Facility on April 15, 2016, the Escrow Agent established escrow accounts in which Deutsche Bank AG New York Branch, as administrative agent, deposited (1) the Gross Proceeds, net of original issue discount, and (2) an amount equal to the regularly accruing interest on the Gross Proceeds for (a) the period from April 15, 2016 until May 1, 2016, accruing interest as ABR Loans, and (b) the next three one-month interest periods thereafter accruing interest as Eurocurrency Loans, assuming that the full amount of the Gross Proceeds outstanding on such date remains outstanding throughout such periods.

Pursuant to the Escrow Agreement, Deutsche Bank AG New York Branch, as collateral agent, has a perfected first-priority security interest in the escrow accounts on behalf of the lenders party to the Credit Agreement. Funds in the escrow accounts will only be released upon satisfaction of certain conditions described in the Escrow Agreement, including consummation of the Offer, the Merger and the Refinancing on or prior to November 18, 2016 (the “Acquisition Deadline”). If such conditions are not satisfied on or prior to the Acquisition Deadline, the Escrow Agent will release the funds to the administrative agent for repayment of the Gross Proceeds, any accrued interest and any fees in connection therewith. Prior to the Acquisition Deadline, funds in the escrow accounts may also be released in the event of a payment default under the Credit Agreement, in which case the amount released shall be limited to the amount required to cure the default.

The foregoing descriptions of the Credit Agreement, the Guarantee and Collateral Agreement and the Escrow Agreement do not purport to be complete and are qualified in their entirety by reference to the full versions of the Credit Agreement, the Guarantee and Collateral Agreement and the Escrow Agreement, which are attached as Exhibits (b)(2), (b)(3) and (b)(4), respectively, and are incorporated herein by reference.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

Exhibit No.	Description

(b)(2)	Credit Agreement, dated April 15, 2016, among ON Semiconductor Corporation, as borrower, the several lenders party thereto, Deutsche Bank AG, New York Branch, as administrative agent and collateral agent, Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, BMO Capital Markets Corp., HSBC Securities (USA) Inc. and Sumitomo Mitsui Banking Corporation, as joint lead arrangers and joint bookrunners, Barclays Bank PLC, Compass Bank, The Bank of Tokyo-Mitsubishi UFJ, Ltd., Morgan Stanley Senior Funding, Inc., BOKF, NA and KBC Bank N.V., as co-managers, and HSBC Bank USA, N.A. and Sumitomo Mitsui Banking Corporation, as co-documentation agents (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by ON Semiconductor Corporation with the Securities and Exchange Commission on April 15, 2016).

(b)(3)	Guarantee and Collateral Agreement, dated April 15, 2016, among ON Semiconductor Corporation and the other signatories thereto in favor of Deutsche Bank AG New York Branch, as administrative agent and collateral agent (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by ON Semiconductor Corporation with the Securities and Exchange Commission on April 15, 2016).

(b)(4)	Escrow Agreement, dated April 15, 2016, among ON Semiconductor Corporation, MUFG Union Bank, N.A., as escrow agent, and Deutsche Bank AG New York Branch, as administrative agent and collateral agent (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by ON Semiconductor Corporation with the Securities and Exchange Commission on April 15, 2016).

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2016

FALCON OPERATIONS SUB, INC.

By:	/s/ George H. Cave
Name:	George H. Cave
Title:	Secretary

ON SEMICONDUCTOR CORPORATION

By:	/s/ George H. Cave
Name:	George H. Cave
Title:	Executive Vice President, General Counsel, Chief Compliance & Ethics Officer, Chief Risk Officer and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated December 4, 2015.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Joint Press Release dated November 18, 2015 issued by ON Semiconductor Corporation and Fairchild Semiconductor International, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by ON Semiconductor Corporation with the Securities and Exchange Commission on November 18, 2015).

(a)(1)(G)	Email from ON Semiconductor Corporation to employees, dated November 18, 2015 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by ON Semiconductor Corporation with the Securities and Exchange Commission on November 18, 2015).

(a)(1)(H)	ON Semiconductor Corporation investor presentation, dated November 18, 2015 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by ON Semiconductor Corporation with the Securities and Exchange Commission on November 18, 2015).

(a)(1)(I)	Letter from ON Semiconductor Corporation to customers, sales representatives and distributors, dated November 18, 2015 (incorporated by reference to Exhibit 99.4 to the Current Report on Form 8-K filed by ON Semiconductor Corporation with the Securities and Exchange Commission on November 18, 2015).

(a)(1)(J)	Transcript of conference call with investors on November 18, 2015 (incorporated by reference to Exhibit 99.1 to Schedule TO-C filed by ON Semiconductor Corporation with the Securities and Exchange Commission on November 19, 2015).

(a)(1)(K)	Summary Advertisement as published in The New York Times on December 4, 2015.*

(a)(5)(A)	Complaint filed by Walter Wesley Woo on behalf of himself and all others similarly situated, on December 11, 2015, in the Court of Chancery, State of Delaware.*

(a)(5)(B)	Complaint filed by Cody Laidlaw on behalf of himself and all others similarly situated, on December 16, 2015, in the Superior Court of the State of California, County of Santa Clara.*

(a)(5)(C)	Press Release dated January 6, 2016 issued by ON Semiconductor Corporation.*

(a)(5)(D)	Press Release dated January 21, 2016 issued by ON Semiconductor Corporation.*

(a)(5)(E)	Press Release dated February 4, 2016 issued by ON Semiconductor Corporation.*

(a)(5)(F)	Excerpt of transcript of conference call held on February 8, 2016 by ON Semiconductor Corporation, regarding financial performance for the fourth quarter and year ended December 31, 2015.*

(a)(5)(G)	Press Release dated February 19, 2016 issued by ON Semiconductor Corporation.*

(a)(5)(H)	Press Release dated March 4, 2016 issued by ON Semiconductor Corporation.*

(a)(5)(I)	Press Release dated March 18, 2016 issued by ON Semiconductor Corporation.*

(a)(5)(J)	Amended Complaint filed by Walter Wesley Woo on behalf of himself and all others similarly situated, on March 16, 2016, in the Court of Chancery, State of Delaware.*

(a)(5)(K)	Press Release dated April 1, 2016 issued by ON Semiconductor Corporation.*

(a)(5)(L)	Press Release dated April 15, 2016 issued by ON Semiconductor Corporation.*

(b)(1)	Debt Commitment Letter, dated as of November 18, 2015, among Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated and ON Semiconductor Corporation (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by ON Semiconductor Corporation with the Securities and Exchange Commission on November 18, 2015).

(b)(2)	Credit Agreement, dated April 15, 2016, among ON Semiconductor Corporation, as borrower, the several lenders party thereto, Deutsche Bank AG, New York Branch, as administrative agent and collateral agent, Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, BMO Capital Markets Corp., HSBC Securities (USA) Inc. and Sumitomo Mitsui Banking Corporation, as joint lead arrangers and joint bookrunners, Barclays Bank PLC, Compass Bank, The Bank of Tokyo-Mitsubishi UFJ, Ltd., Morgan Stanley Senior Funding, Inc., BOKF, NA and KBC Bank N.V., as co-managers, and HSBC Bank USA, N.A. and Sumitomo Mitsui Banking Corporation, as co-documentation agents (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by ON Semiconductor Corporation with the Securities and Exchange Commission on April 15, 2016).

(b)(3)	Guarantee and Collateral Agreement, dated April 15, 2016, among ON Semiconductor Corporation and the other signatories thereto in favor of Deutsche Bank AG New York Branch, as administrative agent and collateral agent (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by ON Semiconductor Corporation with the Securities and Exchange Commission on April 15, 2016).

(b)(4)	Escrow Agreement, dated April 15, 2016, among ON Semiconductor Corporation, MUFG Union Bank, N.A., as escrow agent, and Deutsche Bank AG New York Branch, as administrative agent and collateral agent (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by ON Semiconductor Corporation with the Securities and Exchange Commission on April 15, 2016)

(d)(1)	Agreement and Plan of Merger, dated as of November 18, 2015, by and among ON Semiconductor Corporation, Falcon Operations Sub, Inc. and Fairchild Semiconductor International, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by ON Semiconductor Corporation with the Securities and Exchange Commission on November 18, 2015).

(d)(2)	Confidentiality Agreement, dated as of September 14, 2015, by and between ON Semiconductor Corporation and Fairchild Semiconductor International, Inc.*

(d)(3)	Clean Team Confidentiality Agreement, dated as of October 26, 2015, by and between ON Semiconductor Corporation and Fairchild Semiconductor International, Inc.*

*	Previously filed.